Exhibit 99.2

PRIVATE & CONFIDENTIAL

December 21, 2001

Mr. Stefan Allesch-Taylor

Chairman and Chief Executive Officer

HTTP Technology, Inc.

46 Berkeley Square

London, UK W1X 5DB

Dear Mr. Allesch-Taylor:

Empire Valuation Consultants, Inc. (“Empire”), an independent consulting firm specializing in going concern valuations, was retained by HTTP Technology, Inc. (“HTTP”) to express an opinion as to the fair market value of the assets (“Assets”) of Nightingale Technologies, Ltd. (“Nightingale” or the “Company”), which were acquired by HTTP as of December 29, 2000 (the “Valuation Date”).  It is our understanding that this valuation will be used in meeting financial reporting requirements.

Methodology

Nightingale has been valued on a going concern basis.  Since the Company is closely-held, and thus without a public market for its ownership interests, this appraisal was conducted according to guidelines established by the Internal Revenue Service (“IRS”), and in conformity with appraisal practices promulgated by the American Society of Appraisers in the Principles of Appraisal Practice and Code of Ethics, and the Uniform Standards of Professional Appraisal Practice (“USPAP”), together with such standards as were deemed relevant to this engagement.

As noted, this report has been prepared in conformance with USPAP; Standards 9 and 10 apply directly to the preparation of valuation reports of business interests.  In general, these requirements are binding.  However, flexibility with regard to the extent of certain information contained within the written appraisal report (Standards Rule 10-2) is permitted.  Therefore, this letter report’s contents have been limited to discussion of those elements deemed critical to the formation of this opinion.

350 Fifth Avenue   •   Suite 5513   •   New York, NY 10118   •   212-714-0122   •   Fax 212-714-0124

3255 Brighton Henrietta Town Line Road   •   Rochester, NY 14623   •   716-475-9260   •   Fax 716-475-9380

Fair market value as defined here is the price at which ownership interests would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of all relevant facts.

Sources of Information

In valuing the Assets, the following sources of information were considered which relate specifically to Nightingale:

•                       Interviews, discussions, and electronic mail correspondence with the following people regarding Nightingale’s and HTTP’s history, operations, finances, and outlook as of the Valuation Date:

• Dr. Jamshid Dehmeshki, Chief Technology Officer;

• Mr. Paul Gothard, HTTP’s Controller; and

• Yourself, HTTP’s Chief Executive Officer;

•                       Audited financial statements of Nightingale from inception (July 12, 2000) to December 28, 2000;

•                       Copy of filled out valuation data request for Nightingale prepared by Jason Forsyth;

•                       Five-year financial statement projections and notes for Nightingale, as of the Valuation Date;

•                       Memorandum and Articles of Incorporation of Nightingale, dated July 12, 2000;

•                       HTTP Form 8-K, dated March 7, 2001 containing the Nightingale purchase agreement;

•                       Description of Nightingale’s Stochastic Perception Engine (“SPE”);

•                       SPE Market Attractiveness Study, dated December 2000 and developed by Z/yen Limited;

•                       Nightingale patent application for the SPE, dated September 22, 2000;

•                       Assignment of Patent Application to Nightingale from Nightingale (Nuie) Ltd., dated October 5, 2000;

•                  $10 million unsecured loan note from Nightingale to Nightingale (Nuie) Ltd. for purchase of SPE in-process patent;

•                  HTTP’s World Wide Web (“web”) site (www.http-tech.com);

•                  Employment agreements between Dr. Sabbir Ahmed Rahman and Nightingale; and

•                  Additional information supplied by HTTP and Nightingale.

Sources of data on the industry include statistical processing, speech recognition and medical imaging competitor’s (Autonomy, Plc., SPSS, Inc., Nuance Communications, Inc., Dues Technology, Inc. and R2 Technology, Inc.) annual reports, press releases, web pages and analyst reports.  Economic data were gathered from Pricewaterhouse Coopers UK Economic Outlook and HM Treasury’s Forecasts for the UK Economy, among other sources.  Data regarding expected rates of return came from Ibbotson Associates.

Business Profile – Nightingale Technology

Nightingale developed software that utilized its in-process patented SPE algorithm.  As of the Valuation Date, the Company was building a technology demonstrator, a software package that demonstrates the capabilities of the SPE, and the SPE was in the process of verification and validation by the Defense Evaluation and Research Agency (“DERA”).  Once the SPE technology demonstrator was completed and the SPE was validated by DERA, HTTP planned on developing software that would allow the SPE to be used in four application areas: medical imaging, statistical processing, speech recognition and defense.  The Company had no sales and an operating loss of about £751,222 ($1.05 million) for the period from inception (July 12, 2000) to December 28, 2000.

The Company’s headquarters are located London, UK where most of its staff is employed.

A.  History/Overview

The Company was formed in July 2000 to hold the SPE patent rights developed by Nightingale (Nuie) Ltd. and Dr. Rahman.  On October 5, 2000, Nightingale purchase the SPE patent and commercial rights for loan note of $10 million to Nightingale (Nuie) Ltd.  In addition, after the purchase of the SPE patent, Nightingale continued development on the SPE software demonstration package.  On December 29, 2000, HTTP offered to purchase the stock of Nightingale for 30 million HTTP shares.  The payment of the shares was contingent upon two events. First, once Nightingale received DERA validation, 7.5 million shares (15 million shares post 2:1 HTTP stock split) would be issued and second, once the SPE is used in a medical imaging prototype to provide scanning analysis, the 7.5 million (15 million shares post 2:1 HTTP stock split) additional shares will be provided.

B.                                    Technology – Stochastic Perception Engine

As of the Valuation Date, Nightingale had developed the mathematics of the SPE, had an in-process patent for the SPE and was in the process of developing a technology demonstrator and having the SPE validated by DERA.  The SPE is a toolbox of algorithms used to analyze data.

The SPE consists of five components:  cluster analysis, feature or variable selection, density estimation, data classification and value prediction.  Cluster analysis is the process of identifying structure in data when the structure is unknown.  The SPE uses the single-link method to perform cluster analysis. The single-link method allows the SPE to perform cluster analysis in a fast and efficient (lower memory and processing requirements) manner. Variable estimation is the process of determining the variable and the weight the variables will have in the classification process.  The SPE has the feature to allow the user to define the variables and weights.  Density estimation is the process of estimating a population distribution from sample data.  The SPE utilizes the Gaussian, Putty and Morph modeling methods for density estimation.  Data classification is the process of identifying data classes and assigning samples to each data class.  The goal is to minimize the error is classifying the samples.  The SPE uses the Gaussian, Putty and Morph methods for sample classification and selects the method the fewest errors to perform data classification of new samples and value prediction.  Value prediction is the process of predicting the class a new sample of data will be included in.  As of the Valuation Date, the value prediction component had not been implemented into the SPE.

As of the Valuation Date, Nightingale had identified the initial application of the SPE to the medical imaging, statistical analysis, speech recognition and defense fields.

C.                                    Identifiable Intangible Assets

A major source of potential revenue for Nightingale is its SPE algorithm (“Technology”).  As of the Valuation Date, no revenue had been obtained from the Technology.  The Company was in the process of developing a technology demonstrator that utilized the Technology and receiving validation of the Technology from DERA.

Additional intangibles acquired by HTTP include: (1) assembled workforce (“Workforce”) and (2) covenant not to compete (“CNC”).  These intangible assets provide a supporting role in the development of the software resulting from the Technology described above.

D.  Customers & Competition

The Company’s potential customers for its Technology include medical imaging firms, any organization the uses statistical analysis, speech recognition software firms and defense organizations.

The SPE competes against other statistical processing algorithms, such as neural networks and portioning methods, used in products for potential customers described above.

The first market HTTP and Nightingale want to enter with the SPE is the medical imaging market.  In this market, the SPE would be used to help radiologists to determine if an area is cancerous.  The SPE would determine likely cancerous areas the radiologist may have missed and highlight them for further study by the radiologist.  With the development of the prototype medical imaging system using the SPE, Nightingale plans on entering the cancer screening software market.  Two firms have developed software and systems to perform cancer screening for breast cancer and lung cancer.  These firms are as follows:

•                  CADx Medical Systems (“CADx”) is a breast cancer screening software and systems developer.  CADx, with software development from Qualia Computing Inc., developed a breast cancer screening systems called Second Look.  As of the Valuation Date, Second Look had completed clinical trails in 11 US locations and had applied for FDA pre-marketing approval for sales in the US and was available for sale outside the US.  CADx had two joint development projects with mammography equipment manufacturers.  CADx was a private company located in Montreal, Canada.

•                  Deus Technology (“Deus”) is a lung cancer screening software and system developer.  Dues has developed the first lung cancer screening product, RapidScreen RS-2000.  RapidScreen RS-2000 utilized neural networks and fuzzy logic to identify likely cancerous locations.  As of the Valuation Date, Dues was in the process of applying for FDA marketing approval for RapidScreen RS-

2000.  Deus had no revenue because it not sold any products as of the Valuation Date.  Deus is located in Rockville, Maryland.

•                  R2 Technologies (“R2”) is a breast cancer screening software and system developer.  R2 developed the first FDA approved breast cancer screening product, ImageChecker M1000.  As of the Valuation Date, 150 ImageChecker systems were installed on a world-wide basis.  R2 was also developing software/systems for screening of other cancers.  R2 is a private company and has raised over $60 million in venture financing since inception in 1993.  R2 is located in Los Altos, California.

Another market HTTP and Nightingale want to enter with the SPE is the statistical software market. The applications of statistical software include analytical software tools (such as data mining and data analysis) and knowledge management tools, structuring and searching of unstructured data.  Firms who develop software for these applications include:

•                  Autonomy, Plc (“Autonomy”) is UK based knowledge management software developer.  Autonomy’s software is a platform that enables a broad range of operations to be performed on unstructured data.  Autonomy is located in Cambridge, UK.  For the year ended December 2000, Autonomy had an operating income of $12.1 million on sales of $65.4 million.

•                  SSPS, Inc. (“SPSS”) is a statistical analysis software developer located in Chicago, Illinois.  SPSS developed three software products for use in the CRM, general data mining and data analysis and market research markets.  For the year ended December 2000, SPSS had an operating profit of $11.5 million on sales of $140.8 million.

•                  Xanalys (“Xanlays”), a subsidiary of Global Graphics SA, is a developer of an information management software.  Xanalys’ two main products, Watson and Power Case, provide database analysis and visualization capabilities to assist in investigations.  For the year ended December 2000, Xanalys had an operating loss of Euro 1.7 million on sales of Euro 2.3 million.

Other developers include privately held:  Minitab and Inxight Software.

The third market HTTP and Nightingale want to enter with the SPE is the speech recognition software market.  Firms who develop software for the speech recognition include:

•                  Nuance Communications, Inc (“Nuance”) is US based speech recognition software developer.  Nuance’s voice interface software platform allows the information and services of enterprise and telecommunications networks and the Internet to be accessible from any telephone.  Nuance is located in Menlo Park, California.  For the year ended December 2000, Nuance had an operating loss of $23.1 million on sales of $51.8 million.

•                  Speechworks International, Inc. (“Speechworks”) is a speech recognition software developer.  Speechwork’s products provide over the telephone automated speech recognition solutions for a divers client base including airlines, stock brokers, delivery services and drug distributors.  Speechworks is located in Boston, Massachusetts.  Speechworks had an operating loss of $28.7 million on revenues of $30 million for the year ended December 2000.

•                  Vocalis, Plc. (“Vocalis”) is a UK based developer of speech recognition software.  Vocalis had an operating loss of £4.1 million on revenues of £2.0 million for the year ended March 31, 2001.

Other developers include: divisions of large corporations, such as IBM, ITT Industries, Management, Lucent Technologies and Phillips Electronics and privately held firms, such as Locus Dialogue and Veritel.

Management also wants to enter the defense software market.  The potential uses for the SPE in the defense software market include cooperative target recognition.

Management believes that Nightingale’s algorithms are well-positioned versus its competition, due to the strength of the SPE versus other processing algorithms on performance characteristics such as speed and memory capacity.

E.              Employees & Management

Nightingale employed 9 individuals at the Valuation Date, who can be categorized according to their functions as follows:

Table I

Nightingale Employees by Classification

Classification	Number of Employees
Executive	2
Programmer	5
Admin	2
Total	9

The Company’s management as of the Valuation Date was as follows:

Table II

Nightingale Management Team

Name	Position
Tony Somers	CEO
Sabbir Rahman	Chief Scientific Officer

F.              Ownership

As of the Valuation Date, Nightingale was owned by the shareholder of Nightingale (Niue) Ltd.  The shareholders of Nightingale (Niue) Ltd; include several wealthy individuals residing in the United Arab Emirates.

HTTP & the Acquisition of Nightingale

Because this valuation of the Assets is related to HTTP’s acquisition of the Company, it was also necessary to review HTTP as a company together with the details of its Nightingale acquisition.

A.  HTTP - Overview

HTTP was a developer of software.  HTTP provided software development and programming services to many UK organizations through its HTTP software unit.  The HTTP Insights unit was formed to develop software utilizing the SPE.  As of the Valuation Date, HTTP had a market capitalization for its equity of about $561 million.  As of March 21, 2001, HTTP had 46 full-time employees.

As of the Valuation Date, HTTP’s corporate goal was to commercialize the SPE.  HTTP Software was to be increasingly focused on the development of software utilizing the SPE as well as providing on-going support to existing programming services clients.  HTTP had generated $514,000 in revenue in 2000.

HTTP faced competition from other statistical software developers such as R2 Technology, Dues Technology, CADx Medical Systems, SPSS and Xanalys and other programming services firms such as Axon Plc., Diagonal Plc., and Microgen Plc.

B.  Acquisition of Nightingale

On the Valuation Date, HTTP acquired the Assets of Nightingale.  According to HTTP’s management, the acquisition of Nightingale will provide HTTP with a core technology, the SPE, to further develop applications of this technology in medical imaging, statistical processing, speech recognition and defense software.  Nightingale will receive HTTP’s access to funds, strategy expertise and software development staff.

On December 29, 2000, HTTP (the “Company”) offered to acquire all of the issued and outstanding shares of Nightingale in a stock-for-stock transaction.  HTTP offered two tranches of 7.5 million shares (15 million shares post 2:1 HTTP stock split) of HTTP stock once specific milestones had been achieved.  The first 7.5 million shares would be provided if the Company received a validation by DERA as the technical and commercial viability of the SPE.  This condition was satisfied as of February 21, 2001.  As of the Valuation Date, management’s probability of achieving this milestone was very high, close to 100%.  The second 7.5 million shares are payable upon use of the SPE in a medical imaging product or a DERA validation of the medical imaging application.  As of this report date, this milestone has not been achieved.

HTTP acquired all of Nightingale’s common stock in exchange for two contingent tranches of HTTP stock.  Based upon management’s estimated probabilities and HTTP’s weighted average stock price as of February 21, 2001 of $12.40, the total purchase price for the Company was estimated to be $93.0 million. HTTP also assumed about $10.1 million dollars of liabilities, so the total purchase price was estimated to be $103.1 million.  Management’s projections for the financial performance of Nightingale are shown in Exhibits A-D.

C.  Classification of Nightingale’s Identifiable Assets

The total purchase price of Nightingale was $103.1 million.  Therefore, on the Valuation Date, the difference between the book value and fair market value of the Company’s net assets was about $94.0 million.  As such it was necessary to identify the components that made up that difference.  The value of each of the Assets was estimated, as described below.  The sum of these values was then subtracted from Nightingale’s total purchase price to arrive at a value for its “goodwill.”

After an in-depth review of Nightingale and discussions with HTTP’s management, the following intangible Assets were identified as of the Valuation Date:

•                  Technology (SPE Algorithm)

•                  Workforce in Place

•                  Covenant Not to Compete

•                  Goodwill

The values for each of the three intangible Assets, exclusive of goodwill, was estimated utilizing one of the valuation techniques described later in the report.  This was necessary in order to ensure a proper and accurate allocation analysis.  Goodwill was estimated as the excess of the purchase price over the estimated value of the identified tangible and intangible Assets.

Economic, Industry & Company Outlook

In the appraisal of any Company, the general economic factors prevailing at the valuation date, as well as those foreseen then, must be considered.  Assimilation of these facts and forecasts provides insight into the economic climate in which investors are dealing.  Although individual factors may or may not have a direct impact upon a particular industry, the overall economy and its outlook have a strong influence on how investors perceive specific investment opportunities.

A.  General Economic Outlook

In its UK Economic Outlook, dated February 2001, PwC stated that the overall economic growth of the United Kingdom (“UK”) economy was slowing in the third quarter of 2000.  The primary driver of growth continued to be household spending as corporate investment spending rates declined in response to perceptions of inadequate returns on investment and uncertainty regarding demand.  Nevertheless, the 2.8% annual rate of gross domestic product (“GDP”) growth recorded in the third quarter of 2000 was higher than with the overall 1999 growth rate of 2.2% but in line combined the first and second quarter annual growth rate of 2.8%.  Independent forecasts complied by HM Treasury for December 2000 forecast GDP growth to be 3.0% for 2000 and then decline to 2.6% for 2001.

The inflation rate measured by the retail price index was expected to increase to 3.0% for 2000, based upon independent forecast complied by HM Treasury, from a 2.3% rate in 1999.  Based upon these same forecasts, inflation was expected to decline in a 2.4% rate in 2001.

Despite the sharp rise in interest rates that occurred from August 1999 to February 2000, a 1% increase in the short-term lending rate, short-term rates are expected to fall by 25 to 50 basis point over the next 12 months.  The three-month Treasury bill rate was forecast to fall to 5.0% from 6.0% currently.

In summary, the consensus complied by HM Treasury was forecasting real, inflation-adjusted GDP to rise at a rate of 3.0% for all of 2000.  Longer-term projections continued to call for between 2.5% and 3.0% in real year-over-year GDP growth.

B.  Industry Outlook

Nightingale plans to compete in four markets: medical imaging, statistical modeling/analysis, speech recognition and defense software.  The medical imaging market is a nascent market with a very large growth potential.  The statistical processing technologies available for automated cancer screening tools have just recently been developed.  Most of the competitors in this market have developed joint ventures with medical equipment manufactures to provide the manufacturers with the capability of computer aided detection of cancer. The use of CAD for breast cancer detection has proven valuable to date and applications to other types of cancer detection are now being developed.

The statistical modeling market includes the consumer analysis tools, data mining tools and statistical modeling packages.  The consumer analysis and data mining market size was estimated to be a $1.0 billion market by IDC, as of December 1999.  Based upon Z/yen limited, the estimated size of the statistical software market was estimated to be $400 to $500 million market in 2000.  These markets are expected to grow rapidly due to the increased amount of consumer data and the business need to analyze the data to assist in marketing decisions.

The speech recognition market includes software used to develop the voice interface between people and computers and networks.  Based upon Z/yen limited, the estimated size of the speech recognition software market was estimated to be $2 to $3 billion market in 2000.  This market is also expected to grow rapidly as the popularity and ease of use associated with voice interface technology increases.

C.  Company Outlook

The outlook for Nightingale was speculative at the Valuation Date.  As of the Valuation Date, the SPE had potential application in large and growing markets.  However, since the technology demonstrator had not been completed, the DERA validation had been not received and well financed competitors were present in each of Nightingale’s target markets, the outlook for Nightingale was speculative.

Allocation of Nightingale’s Purchase Price

The purpose of this section is to incorporate the information considered and/or presented previously into a quantitative representation, thus assigning a value to the Assets under review.  The valuation methodology reflects the analysts expectation of how free and open capital markets would assign value to the Assets.

A.  General Valuation Approaches

There are a number of generally accepted approaches in use for valuing intangible assets, none of which is necessarily superior to the others.  It is more a question as to which of the approaches or combination of approaches is best suited to the business, industry and economic circumstances of the particular assets being appraised at the specific valuation date.  The following discussion summarizes three market approaches as they generally apply.

Cost Approach:  This approach is based on historic costs and/or investment costs incurred in the construction and creation of an intangible or intellectual asset.  However, it is important to distinguish that cost does not necessarily represent value.  Costs may not be directly related to the value of intellectual property because the method ignores the income producing capability of the asset created.  However, if management incurs costs in developing or purchasing assets, it normally expects these assets to recover their cost from future cash flows.  Thus, the cost approach can sometimes be used to benchmark an asset’s market value.

Market Approach:  The first objective of the market approach is to identify specific, arm’s length transactions having two key criteria:  (1) assets which were the same as or similar to that of the asset under analysis; and (2) public information which was sufficient to form an opinion of value.  Thereafter, the implied market multiples from these transactions can be used to form a conclusion of market value.

Income Approach:  Theoretically, the value of an intellectual asset equates to the present value of its expected future benefits.  Application of this approach requires an identifiable income stream attributable to the asset, an expected economic remaining life of that income stream, and a required rate of return (i.e., discount rate) commensurate with the risk associated with its realization.

B.  Selection of Valuation Approaches

The Market Approach was dismissed for all of the intangible Assets because, while a search was conducted, no public transactions of similar Assets were identified.

For the Company’s assumed tangible assets, the Cost Approach provided the only basis for their estimated values at the Valuation Date.  First, the value of the Company’s net current assets was assumed to be the minimum value that had been stipulated in the purchase agreement.  Secondly, per management, the total market value of the Company’s net fixed assets was estimated to equal its aggregate book value.

To facilitate valuation approach selection, most of the intangible Assets were then separated into two groups.  The first group contained the Assets that were revenue generating.  This Asset included:  Technology (SPE Algorithm).  Since this Asset generates the bulk of the Company’s sales, the Income Approach was used to estimate its value.  The second group contained the Asset that was used in support of the revenue generating Asset.  This Assets included: Workforce.  Since this Assets supported the generation of Nightingale’s sales, the Company had not generated profits, was only one year old, and no comparable Assets could be identified, the Cost Approach was used to estimate its value.

Finally, for the remaining intangible Asset, i.e., Nightingale’s CNC, the Income Approach was used.

C.  Selection of Discount Rates for the Intangibles

The cash flows attributable to the intangible Assets represent monies available to the investors in those Assets.  In determining a discount rate for the intangible Assets,

many risk factors were considered both at the Company and specific asset levels, some of which included:

•                  Nightingale’s planned medical imaging, statistical processing and speech recognition products would not gain market acceptance or gain acceptance at a much slower rate than forecast;

•                  That, while demand for the Company’s products is uncertain, the potential interest in Nightingale’s software products could be great, given the rapidly growing medical imaging software industry;

•                  That Nightingale’s software products will not attain their projected levels of cash flow or that substitutes for the products will be introduced by competitors in the future; and

•                  That the expected useful lives for the intangible Assets are comparatively short.

Because the aggregate market value of Nightingale was known from the purchase price and its total future cash flows streams have been projected, it was possible to arrive at its weighted average cost of capital (“WACC”) discount rate implied through mathematical calculations.  Exhibit E provides the details.  Based on Nightingale’s projected cash flow streams and its market value of invested capital (“MVIC,” or the market value of Nightingale’s debt and equity) of $93.0 million, the WACC required to equate the value of the projected cash flows equal to the purchase price, commonly referred to as the investment’s internal rate of return, was 27%.  Assuming an all equity financed firm, which is the case of most firms of a similar nature, the Company’s equity rate of return would, therefore, be 27%.

The implied WACC, derived above, incorporates the various levels of risk for all of the Assets identified above.  The riskiness of the Assets range from the lower levels risk associated with tangible assets, to the levels applicable to intangibles, then to the higher levels risk associated with Goodwill.  Goodwill represents the value associated with yet to-be-developed products and services.  The risk level of the Assets vary due to factors such as salability, the length of Asset’s life, the Asset’s ability to be differentiated, the current stage of completeness, etc.  Since Goodwill is more risky than the other Assets, Goodwill is generally viewed as requiring a higher rate of return than a company’s implied WACC, assuming its has some developed or purchased assets in place.

In order to estimate the discount rate applicable to each Asset, the required rates of return for various asset classes were considered.  These rates start from rates of return on assets like cash, and extend to bond borrowing rates (including junk bonds), to public equity rates, and to speculative investments (venture capital rates).  This spectrum provides insights in to relative returns required for a given risk level.

Table III

Asset Class Discount Rate Benchmarks

Asset	Rate of Return
Cash	5.7%
AAA Bond	7.2%
BBB Bond	8.0%
S&P 500	13.3%
Small Stocks	18.4%
Venture Capital	25-70%

In addition, Company specific benchmark rates were developed.  These rates are shown below and developed in detail in Exhibit F.  (Note: the CAPM method of estimating a discount rate for Nightingale was considered but since no betas for similar firms were available, the method was not used.)

Table IV

Company Specific Discount Rate Benchmarks

Method	Rate of Return
Build-up	25%
Size Premium	21%
Venture Capital	30-60%
Transaction IRR	27%

Generally, a company’s identifiable intangible assets are less risky in their individual earnings stream potentials, than the non-identifiable, future products or revenue streams (i.e. Goodwill).  As a result, identifiable assets require either the same or a lower rate of return than the entire company.  Therefore, for the Company’s identifiable intangible assets, it was concluded that the discount rate should be lower (i.e., 25% - 27%).  This conclusion was made because goodwill comprises the majority of the purchase price and goodwill should have a higher discount rate than the firm as a whole.  Moreover, 25% - 28% falls with the range of the WACC and the venture capital discount rates that would be expected on investments in firms whose development stage was similar to that of Nightingale at the Valuation Date.  Summary of the discount rates chosen for each of the Asset is shown in the table below:

Table V

Nightingale Intangible Asset Discount Rates

Asset	Discount Rate
Technology (SPE Algorithm)	22%
Covenant Not to Compete	27%

The specific discount rates were chosen based upon a qualitative assessment of the riskiness of each Asset and the discount rate benchmarks derived above.  Since the Technology was deemed to have a lower risk than the Goodwill, a lower discount rate of 22% was chosen.  Finally, the discount rate for the Covenant was estimated as the same as the Company as a whole, 27%.

In valuing assets using the Income Approach two inputs, a capital charge and an amortization benefit need to be taken into consideration.  These two items are discussed below, prior to the analysis of the Assets themselves.

D. Selection of Capital Charges

As a part of estimating the cash flow for the Technology, in which the Income Approach was used, a capital charge was determined.  This charge represents a rent (as a % of each Asset’s sales or flat charge per year) for other Assets utilized in the development of the specific intangible’s projected revenue stream.  These charges were determined, based on each asset’s value at the Valuation Date and its expected after-tax rate of return or rent factor for the assets that do not wear-out (working capital).  For assets that do wear-out (fixed assets, workforce and CNC), the charge is based upon a payment that includes both a return on and return of the assets original value.  The following are the after-tax rent factors and capital charges (as a % of sales) determined for the Company.

Table VI

Nightingale Capital Charges

Asset	After-tax Rent Factor		After-tax Capital Charge as a% of Sales
Net Current Assets	3.7%		2.07%
Net Fixed Assets	6.1%		0.36%
Workforce	$49,900	/yr
CNC	$149,000	/yr

Note: the specific charges utilized in each case is dependent upon which Assets were used in combination with the asset being valued to generate the resulting revenue stream.

E. Amortization Tax Benefit

Since the values of Nightingale’s intangible assets are amortizable for federal income tax purposes, a purchaser of these assets would be willing to pay for this benefit.  Therefore, an amortization tax benefit was added to the value of each intangible asset.  This benefit was estimated as the tax savings associated with purchasing this asset.  The tax savings (amortization factor) attributable to the amortization of the fair market value of an asset over its remaining life was calculated from the following formula:

AF=	L
L-(PVxt)

where:	AF	= Amortization Factor
	L	= Tax Life (15 years)
	V	= Present Value Annuity Factor
	t	= Tax Rate = 40%

The value of the benefit for each asset was estimated as the value the most likely buyer of the Asset could obtain from purchase of the Asset.  In this case, the most likely buyer of the Assets was a smaller firm who could utilize the tax benefit (i.e. was profitable).  This firm would have a required rate of return lower than Nightingale’s (27%).  Therefore, a required rate of return of 20% was used to determine the Amortization Factor for the Assets.  The resulting Amortization Factor for of all the Assets was 15.9%.  See Exhibit G for calculation details.

F. Value of Nightingale’s Net Current Assets & Net Fixed Assets

To determine the value of the Company’s net current assets and net fixed assets, the Cost Approach was used, which requires that the assets and liabilities in question be restated to their market values.

As of the Valuation Date, the book value of the Company’s current assets less its current liabilities was $527,000, rounded, excluding $10.7 million in debt assumed by HTTP.  As of the Valuation Date, the book value of its net fixed assets was $66,000, rounded.  It was concluded, after discussions with Nightingale’s management, that the minimum contractual value for the net current assets and the book values for Nightingale’s net fixed assets are reasonable proxies for their market values.  Therefore, the fair market values of the Company’s net current assets and net fixed assets were concluded to be $527,000, rounded, and $66,000, rounded respectively, as of the Valuation Date.  Exhibit H is a restated balance sheet for Nightingale at the Valuation Date and provides the fair market value estimates of its tangible and intangible assets.

G. Value of Technology (SPE Algorithm)

As described above, one of Nightingale’s most valuable intangible Assets is the SPE Algorithm Technology.  This technology was an outgrowth of the work of Dr. Rahman had performed on the development of more efficient processing algorithms.  The technology, described in more detail above, allows for more efficient data mining, data analysis and processing of large data sets.

As of the Valuation Date, a set of algorithms, the SPE, had been developed and a patent application had been filed for their protection.  Subsequent to the acquisition, a technology demonstrator, a software package, was developed to demonstrate the usefulness of the SPE.  As of the Valuation Date, no SPE IPR&D existed because the SPE had alternative uses in planned applications including medical imaging, statistical processing and speech recognition.  In addition, the consideration of HTTP stock was not be paid until technical feasibility, DERA validation, was achieved.

Since the SPE Technology is the most important revenue generating Assets for Nightingale, we estimated their value using the Income Approach.  The specific valuation steps were as follows:

•                  The SPE technology will generate revenue for Nightingale in two ways.  First, Nightingale will collect royalty fees for the use of the SPE in other firm’s software packages.  Second, Nightingale will receive licensing, implementation and maintenance revenue from the software it develops using the SPE algorithms.  Management provided a forecast of royalty, licensing and maintenance revenues to 2006;

•                  Next, the revenue applicable factor, which represents the portion of future revenue applicable to the Technology was estimated.  This factor was based upon the relative expenditure to develop the algorithm ($10 million) to the expected future expenditure to implement applications of the algorithm plus the initial $10 million dollars to develop the algorithm.  A 10% per year technology obsolescence factor was applied to the initial $10 million expenditure to account for the modification of the algorithms.

•                  Operating expenses include: royalties, sales and marketing, and general and administrative expenses.  Management projected these expenses at 33% of revenues.  Management estimates 100% of these costs are attributable to maintaining the Technology.  The resulting operating margin was 67%.

•                  Taxes then subtracted from operating income.  Taxes are based upon a 40% tax rate.

•                  Next, a capital charge of 2.5% of sales plus $199,100/year are subtracted from the after-tax income to estimate the after-tax cash flow.  This capital charge includes charges for other Assets used to generate the SPE Technology income.  These Assets include: working capital, fixed assets, Workforce and CNC.

•                  The resulting after-tax cash flow was discounted by the discount rate estimated for the SPE Technology of 22%.

•                  Since the algorithm will be used in products after 2005 a terminal value was estimated as the 2005 net cash flow times decreased by the LT growth rate based upon Nightingale’s 3% LT growth rate less the terminal technology obsolescence factor of 12.5%, divided by WACC of 22% less -10% LT growth rate.

•                  The resulting cash flows were added together to arrive at a net present value of $19,837,000, rounded.  This cash flow includes the cash flows attributable the SPE Technology.

Finally, the amortization tax benefit factor, attributable to a buyer being able to write the asset up and amortize it over 15 years was applied to the net present value resulting in a value of $22,470,000, rounded for the SPE Technology.  See Exhibit I for detailed calculations.

The expected average life of the SPE Technology, based upon the time when a majority of the cash flows will be realized is five years.

H. Value of Nightingale’s Workforce

Nightingale’s Workforce is composed of 9 individuals.  As mentioned above, we used the Cost Approach (based on calculating a replacement cost) to determine the value of the Company’s Workforce.  For each class of employee, we estimated the cost to identify, recruit, hire, and train employees of similar quality.

Recruitment costs for all employees and management were concluded to be 25% of annual compensation.  Given that it is not Nightingale’s management’s policy to pay for relocation costs and that its headquarters are near a major metropolitan city, relocation costs for a replacement Workforce were estimated to be zero.  The other cost looked at was training costs.  These costs include direct costs to train and indirect costs of training, such as lost productivity during the training process.  These costs were concluded to equal 1/3 of total, first year compensation for all employees.

Based on the above assumptions and the current compensation paid to the Company’s employees, the estimated pre-tax cost for replacing Nightingale’s work force was $263,000.  Taxes were then subtracted from pre-tax cost to recreate the Workforce.  Taxes are based upon a 40% tax rate.  Resulting in an after-tax cost to re-create the Workforce of $158,000.

Finally, the amortization tax benefit factor, attributable to a buyer being able to write the asset up and amortize it over 15 years was applied to the net present value resulting in a value of $180,000 for the Workforce.  See Exhibit J for calculation details.

I. Value of Nightingale’s Covenant Not to Compete

As described above, one of Nightingale’s intangible Assets is its covenant not to compete.  The CNC is an agreement between HTTP and the employees of Nightingale which precludes Nightingale employees leaving HTTP and from competing with Nightingale.  The duration of the CNC is two years from the date of departure from HTTP.  The CNC covers the key employee, Dr. Rahman, of Nightingale.

In addition to the CNC, the key employee of Nightingale entered into three-year employment contracts with HTTP.  The employment contract pays the employee a $100,000 salary and 10% profit participation in the sale or use of the SPE.  Since there are no penalties for leaving HTTP if Dr. Rahman received a better offer from another party, the period of competition without the non-compete was assumed to be zero years.

We estimated the CNC’s value using the Income Approach.  The estimate value of the CNC is the sum of the present value of the cash flows that would be lost if the CNC was not in place.  Specifically, the value of the CNC is difference between the projected cash flows if employees start competing as soon as possible, before the CNC expires, (zero years because of no penalty for leaving other than lost salary and profit participation) and the projected cash flows if the employees start competing after the CNC expires (two years).

The specific valuation steps were as follows:

•                  Expected revenue loss was based on the difference between the revenues where the employee starts competing with HTTP one year from the Valuation Date (the start-up time for a new company) and where the employees start competing with HTTP in three years from the Valuation Date (one year after the non-compete expires).  The lost revenue stream has been reviewed by Management.

•                  The estimated lost cash flow was estimated as the lost revenue times the cash flow margins ranging from 8% of 11%.  The cash flow margin is derived from the management provided forecast.

•                  The resulting after-tax cash flow was discounted by the discount rate implied from the transaction price of 27%.

•                  The resulting cash flows were added together to arrive at a net present value of $861,000, rounded.

•                  The net present value was multiplied times the probability of competition of 50% to arrive at value of the CNC of $431,000, rounded.

Finally, the amortization tax benefit factor, attributable to a buyer being able to write the asset up and amortize it over 15 years was applied to the net present value resulting in a value of $500,000, rounded, for the CNC.  See Exhibit K for detailed calculations.

The expected average life of the CNC, based upon the duration of the CNC, is two years.

J. Value of Nightingale’s Goodwill

The Goodwill value associated with the Nightingale acquisition contains time-to-market benefits, synergies, and strategic positioning value.  Buy purchasing Nightingale, HTTP has saved time and resources in the development of a statistical algorithms on which powerful computer processing software can be built.  In addition, HTTP has strengthened its position in the statistical software development marketplace.  Synergies may also be realized through use of HTTP’s software development workforce in developing application for the SPE.  Goodwill is calculated as the residual value after subtracting the identifiable asset values from the basis.  The resulting residual value is $79,981,358.

Management’s expected life for Goodwill is five years.  Nightingale is expected to generate revenues from its existing technology and yet to-be-developed software over the next five years.  Some of the revenue is applicable to the existing technology but most of it is applicable to to-be developed products and services.

The reasonableness of this life was tested by examining the lives attributed to the goodwill of statistical software developers acquired over the past two years.  Based upon the financial filings of firms such as Autonomy, Nuance Communications and SPSS the lives attribute to goodwill for statistical software development firms ranged from eighteen months to ten years.  Therefore, the five-year life attributed to Goodwill is not unreasonable.

See Exhibit L for a summary of all of the projected cash flows and capital charges, for Nightingale.  The exhibit also provides a reconciliation of the discount rates.

Valuation Conclusion

Given the appraisal procedures and facts outlined above, it is our opinion that the concluded values, percentages of Company value, weighted average useful lives and discount rates for Nightingale’s Assets at the Valuation Date are as follows:

Table VII

Nightingale Purchase Price Allocation Summary of Value

Asset	Value ($000s)	% Nightingale Value	Useful Life (Yrs)	Discount Rate

Current Assets (incl. Debt)	(10,198)	-11.0%		3.6%
Net Fixed Assets	66	0.1%	5.0	6.0%
Technology (SPE Algorithm)	22,470	24.2%	5.0	22.0%
Workforce	180	0.2%	3.0
Covenant Not to Compete	500	0.5%	2.0	27.0%
Goodwill	79,981	86.0%	5.0	27.1%

Total

	93,000	100.0%		27.0%

Respectfully submitted,

Empire Valuation Consultants, Inc.

/s/ Keith D. Smith
Keith D. Smith, CFA
Senior Valuation Associate

/s/ Scott A. Nammacher
Scott A. Nammacher, ASA, CFA
Managing Director

Addendum 1-1

STATEMENT OF LIMITING CONDITIONS

Confidentiality/Advertising:  This report and supporting documentation are confidential.  Neither all nor any part of the contents of this appraisal shall be copied or disclosed to any party or conveyed to the public orally or in writing through advertising, public relations, news, sales, or in any other manner without the prior written consent and approval of both Empire Valuation Consultants, Inc. and its client.

Litigation Support:  Depositions, expert testimony, attendance in court, and all preparations/support for same, arising from this appraisal shall not be required unless arrangements for such services have been previously made.

Management:  The opinion of value expressed herein assumes the continuation of prudent management policies over whatever period of time is deemed reasonable and necessary to maintain the character and integrity of the appraised business entity as a going concern.

Information and Data:  Information supplied by others that was considered in this valuation is from sources believed to be reliable, and no further responsibility is assumed for its accuracy.  Information used was limited to that available on or before the Valuation Date, or which could be reasonably ascertained as of that date.  We reserve the right to make such adjustments to the valuation herein reported as may be required by consideration of additional or more reliable data that may become available subsequent to the issuance of this report.

Purpose:  All opinions of market value are presented as Empire Valuation Consultants, Inc.’s considered opinion based on the facts and data obtained during the course of the appraisal investigation.  We assume no responsibility for changes in market conditions which might require a change in appraised value.  The value conclusion derived in this appraisal was for the specific purpose and date set forth in this appraisal and may not be used for any other purpose.

Fee:  The fee established for the formulation and reporting of these conclusions is not contingent upon the value or other opinions presented.

Interest:  Neither the appraiser nor any officer or employee of Empire Valuation Consultants, Inc. has any interest in the property appraised.

Unexpected Conditions:  We assume that there are no hidden or unexpected conditions of the assets valued that would adversely affect value.

Addendum 1-2

Non Appraisal Expertise:  No opinion is intended for matters which require legal or specialized expertise, investigation or knowledge, beyond that customarily employed by appraisers.

Hazardous Substances:  Hazardous substances, if present within the facilities of a business, can introduce an actual or potential liability that will adversely affect the marketability and value of the business or its underlying assets.  In the development of our opinion of value, no consideration has been given to such liability or its impact on value unless otherwise indicated in the report.

Addendum 2

CERTIFICATION OF APPRAISERS

We the appraisers certify that, to the best of our knowledge and belief:

1.                                       Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

2.                                       All statements of fact contained in this report are true and correct.

3.                                       The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analysis, opinions, and conclusions.

4.                                       The professional fee paid to Empire for the preparation of this report is not contingent upon the opinion of value stated herein.

5.                                       Neither Empire nor any of its employees has, to the best of our knowledge, a present or intended financial interest in either the entity being valued or in any affiliates that may exist.

6.                                       No one provided significant professional assistance to the persons signing this report, unless specifically stated herein.

The American Society of Appraisers has a mandatory recertification program for all of its Accredited Senior Appraisers.  The senior member, designated by the “ASA,” signing below is in compliance with that program.

/s/ Keith D. Smith
Keith D. Smith, CFA
Senior Valuation Associate

/s/ Scott A. Nammacher
Scott A. Nammacher, ASA, CFA
Managing Director

December 21, 2001

Addendum 3-1

EMPIRE VALUATION CONSULTANTS, INC.

3255 Brighton Henrietta TownLine Road		350 Fifth Avenue, Suite 5513
Rochester, New York 14623		New York, New York 10118
Tel:	(585) 475-9260	Tel:	(212) 714-0122
FAX:	(585) 475-9380	FAX:	(212) 714-0124
www.empireval.com

Valuation Services

Empire Valuation Consultants, Inc.  provides valuations to business owners, attorneys, accountants, commercial bankers, investment bankers, trust departments, insurance agents, and financial planners, among others.  Empire’s consultants have prepared or managed the preparation of over 7,500 appraisals for the following reasons:

•	Buy/Sell Agreements
•	Gifting Programs
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•	Mergers & Acquistions
•	Blocks of Publicly Traded Securities
•	Employee Stock Ownership Plans (ESOPs)
•	Redemptions
•	Recapitalizations
•	Going Private Transactions
•	Stock Option Plans
•	Dissenting Shareholder Suits
•	Fairness Opinions
•	Intellectual Property
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Other Financial Services

•                  Litigation Support & Expert Testimony

Empire can assist you with research and litigation support and its professionals are available to provide expert testimony in matters involving questions of valuation.

•                  Financial Advisory & Due Diligence Services

Empire also serves as independent third party financial advisors in mergers & acquisitions, recapitalizations and ESOPs, solvency opinions, etc.  Empire also offers a unique service, The Insider View”, which provides buyers with full analyses of the businesses they are acquiring.

•                  ESOP Feasibility Studies & Preliminary Valuations

Empire is available to work with our client’s team of financial advisors or participate in independent feasibility studies and preliminary valuation reviews in connection with ESOP formation planning.

Addendum 3-2

KEITH D. SMITH, CFA

Academic Degrees

M.B.A.	University of California, Los Angeles, Finance, 1997

B.S.	Union College, Electrical Engineering, 1986

Employment

Senior Valuation Associate, Empire Valuation Consultants, Inc., Rochester, New York, 2000 - Present

Manager, Valuation Services, PricewaterhouseCoopers LLP, Los Angeles, California, 1997 - 2000

Senior Technical Analyst, Management, Consulting & Research, Los Angeles, California, 1992 - 1997

Captain, United States Air Force, Los Angeles Air Force Base, 1986 - 1992

Experience

Mr. Smith is a Chartered Financial Analyst (“CFA”) charterholder.  He has four years of experience in financial consulting and business valuations.  He has valued the equity, debt, derivatives, liabilities and NOLs of publicly and privately held businesses for acquisitions, divestitures, estate and gift tax reporting, liquidation, financial reporting, and general corporate planning purposes.  In addition, he has valued intangible assets including technology, in-process research and development, trademark/tradenames, customer and subscription lists, on-line audiences, covenants not to compete, inventory, workforce and co-marketing agreements/alliances.  He has a significant amount of experience in valuing technology, telecommunications, Internet and finance companies and early stage businesses.  Mr. Smith has also assisted in developed business plans by developing a financial model of the business utilizing management provided and publicly available industry data.

Addendum 3-3

SCOTT A. NAMMACHER, ASA, CFA

Academic Degrees

M.B.A.	New York University Graduate School of Business, Finance, 1985

B.S.	University of Minnesota, Business, 1977

Employment

Principal and Managing Director, Empire Valuation Consultants, Inc., New York, New York, 1992-Present

Manager, Financial Valuations, Arthur Andersen & Co., New York, 1990-1991

V.P., Marigold Capital Development, Investment Banking Div. of Marigold Enterprises, Greenwich, Connecticut, 1989-1990

Manager - Domestic Finance, PepsiCo, Inc. Purchase, New York, 1985-1989

Experience

Mr. Nammacher is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers and is a Chartered Financial Analyst (CFA).  He has over 14 years of experience in financial consulting and business valuations.  He has valued the equity, debt, warrants, NOLs, etc. of publicly and privately held businesses for acquisitions, divestitures, stock repurchases, estate and gift tax reporting, buy/sell agreements, recapitalizations, and general corporate planning purposes.  Mr. Nammacher has also developed business plans and financing packages, and has been involved in completed transactions totaling almost $1.1 billion.  In addition, he played key roles in the successful launch of a new business publication.

Mr. Nammacher has testified as an expert witness in U.S. Tax Court and U.S. Bankruptcy Court, and other jurisdictions, acted as a valuation consultant to the Superior Court of New Jersey, and published a book and several articles on “junk bonds.”  He also received the prestigious “Graham & Dodd Scroll Award” from the Financial Analysts Journal for outstanding financial writing relating to a cover story he co-authored.  He has also published an article on the various approaches to determining the tax basis of real property in the U.S.

Addendum 4

VENTURE CAPITAL FIRMS – STAGES & RATES OF RETURN

Start-ups are generally financed by venture capitalists (i.e., professionally managed funds whose full-time activity is the investment of relatively large pools of capital in a portfolio of primarily early stage enterprises) and by speculative (i.e., high-risk-accepting) private investors.  The thresholds of minimum expected rate of return on start-up candidates for investment are high.

Stage of Start-up	Approximate Range of Required Return
Initial Start-up	50% to 75%
First Stage	40% to 60%
Second Stage	35% to 50%
Third Stage	30% to 50%
Fourth Stage	30% to 40%

Standard Definitions of Start-up Stages

“Initial Startup” companies, usually less than a year old, are involved in early product development and testing.

“First stage” companies are performing market studies, testing prototypes, and perhaps manufacturing limited amounts of product.

“Second stage” is usually considered to be when financing for initial expansion is provided.  A viable product exists and a market for it has been established.  Profits, if any, are not yet meaningful.

“Third stage” should be experiencing a rapid ramp up in sales.  Profit margins should be acceptable but internally generated cash is probably insufficient to meet expansion requirements.

“Fourth stage” companies should be profitable and growing rapidly.  Although capital may still be needed to fuel growth, much of the risk associated with early stage companies has been eliminated.  Cash out may be only a year or two away.

Nightingale Technologies

Exhibit Summary

Exhibit Item	Exhibit Letter

Comparative Income Statements	A-1
Common Sized Income Statements	A-2
Income Statements - Trend Anaylsis	A-3
Comparative Balance Sheets	B-1
Common Sized Balance Sheets	B-2
Balance Sheet Items as % of Sales	B-3
Comparative Cash Flow Statements	C
Comparative Financial Ratios	D
Discounted Cash Flow Value	E
Cost of Capital Calculations	F
Amortization Tax Benefit Calculation	G
Summary of Values	H-1
Asset Value Summary & Restated Balance Sheet	H-2
Value of Technology	I
Value of Workforce in Place	J
Value of Covanent Not to Compete	K
Cash Flow Summary & Reconciliation of Values	L

Exhibit A-1

Nightingale Technologies

Comparative Income Statements

£/$ 1.453	History Dec-00	Projected Fiscal Year Dec-01	Projected Fiscal Year Dec-02	Projected Fiscal Year Dec-03	Projected Fiscal Year Dec-04	Projected Fiscal Year Dec-05

Revenue	—	759,500	37,267,758	146,191,638	283,783,947	431,249,901
Cost of Sales	—	(225,225)	(6,534,239)	(27,829,743)	(62,936,301)	(120,309,242)
Gross Profit	—	534,275	30,733,518	118,361,896	220,847,646	310,940,659

Sales & Marketing	—	(455,700)	(8,195,776)	(32,857,057)	(74,209,771)	(100,731,594)
General & Administration	(609,876)	(6,790,000)	(5,699,750)	(6,237,213)	(7,142,794)	(8,184,214)
Royalties to Others		—	(1,563,207)	(7,796,977)	(13,538,212)	(19,345,065)
Amortization & Depreciation	(481,504)	(125,477)	(413,530)	(1,760,234)	(4,811,657)	(9,701,317)
Total operating expenses	(1,091,380)	(7,371,177)	(15,872,263)	(48,651,481)	(99,702,434)	(137,962,189)

Operating income (loss)	(1,091,380)	(6,836,902)	14,861,256	69,710,415	121,145,212	172,978,470

Interest expense*	(173,123)	—	—	—	—	—
Interest income	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other income (expenses)	(173,123)	—	—	—	—	—

Pretax income (loss)	(1,264,504)	(6,836,902)	14,861,256	69,710,415	121,145,212	172,978,470

Income tax expense (benefit)	—	—	(3,209,741)	(27,884,166)	(48,458,085)	(69,191,388)

Net income (loss)	(1,264,504)	(6,836,902)	11,651,514	41,826,249	72,687,127	103,787,082

*No projected interest expense, because projections are to determine cash flows available to debt and equity holders

Exhibit A-2

Nightingale Technologies

Common Sized Income Statements

	History Dec-00	Projected Fiscal Year Dec-01	Projected Fiscal Year Dec-02	Projected Fiscal Year Dec-03	Projected Fiscal Year Dec-04	Projected Fiscal Year Dec-05

Revenue	N/A	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Sales	N/A	-29.7%	-17.5%	-19.0%	-22.2%	-27.9%
Gross Profit	N/A	70.3%	82.5%	81.0%	77.8%	72.1%

Sales & Marketing	N/A	-60.0%	-22.0%	-22.5%	-26.2%	-23.4%
General & Administration	N/A	-894.0%	-15.3%	-4.3%	-2.5%	-1.9%
Royalties to Others	N/A	0.0%	-4.2%	-5.3%	-4.8%	-4.5%
Amortization & Depreciation	N/A	-16.5%	-1.1%	-1.2%	-1.7%	-2.2%
Total operating expenses	N/A	-970.5%	-42.6%	-33.3%	-35.1%	-32.0%

Operating income (loss)	N/A	-900.2%	39.9%	47.7%	42.7%	40.1%

Interest expense*	N/A	0.0%	0.0%	0.0%	0.0%	0.0%
Interest income	N/A	0.0%	0.0%	0.0%	0.0%	0.0%
Other	N/A	0.0%	0.0%	0.0%	0.0%	0.0%
Other income (expenses)	N/A	0.0%	0.0%	0.0%	0.0%	0.0%

Pretax income (loss)	N/A	-900.2%	39.9%	47.7%	42.7%	40.1%

Income tax expense (benefit)	N/A	40.0%	40.0%	40.0%	40.0%	40.0%

Net income (loss)	N/A	-900.2%	31.3%	28.6%	25.6%	24.1%

*No projected interest expense, because projections are to determine cash flows available to debt and equity holders

Exhibit A-3

Nightingale Technologies

Income Statements - Trend Anay

	Projected Fiscal Year Dec-01	Projected Fiscal Year Dec-02	Projected Fiscal Year Dec-03	Projected Fiscal Year Dec-04	Projected Fiscal Year Dec-05

Revenue	N/A	4806.9%	292.3%	94.1%	52.0%
Cost of Sales	N/A	2801.2%	325.9%	126.1%	91.2%
Gross Profit	N/A	5652.4%	285.1%	86.6%	40.8%

Sales & Marketing	N/A	-1698.5%	-300.9%	-125.9%	-35.7%
General & Administration	-1013.3%	16.1%	-9.4%	-14.5%	-14.6%
Royalties to Others	N/A	N/A	-398.8%	-73.6%	-42.9%
Amortization & Depreciation	73.9%	-229.6%	-325.7%	-173.4%	-101.6%
Total operating expenses	-575.4%	-115.3%	-206.5%	-104.9%	-38.4%

Operating income (loss)	-526.4%	317.4%	369.1%	73.8%	42.8%

Interest expense*	100.0%	N/A	N/A	N/A	N/A
Interest income	N/A	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A	N/A
Other income (expenses)	100.0%	N/A	N/A	N/A	N/A

Pretax income (loss)	-440.7%	317.4%	369.1%	73.8%	42.8%

Income tax expense (benefit)	N/A	N/A	-768.7%	-73.8%	-42.8%

Net income (loss)	-440.7%	270.4%	259.0%	73.8%	42.8%

*No projected interest expense, because projections are to determine cash flows available to debt and equity holders

Exhibit B-1

Nightingale Technologies

Comparative Balance Sheets

£/$ 1.453	History Dec-00	Projected Fiscal Year Dec-01	Projected Fiscal Year Dec-02	Projected Fiscal Year Dec-03	Projected Fiscal Year Dec-04	Projected Fiscal Year Dec-05

Cash	709,373	38,529,802	41,596,528	57,517,988	92,966,372	147,833,787
Prepayments	86,163	89,500	75,238	86,148	98,695	113,125
Accounts Receivable	36,126	253,167	5,754,518	16,977,613	28,626,090	42,294,641
Total current assets	831,662	38,872,469	47,426,283	74,581,749	121,691,158	190,241,552

Furniture and Office Equipment	32,428	—	—	—	—	—
Motor Vehicles	40,677	—	—	—	—	—
Total	73,105	605,432	877,788	1,150,145	1,313,357	1,540,839
Accumulated Depreciation	(6,947)	(123,009)	(307,904)	(554,686)	(722,175)	(991,085)
Total net fixed assets	66,158	482,423	569,884	595,458	591,182	549,754

Other Assets	9,165,165	230,238,512	232,432,282	240,421,286	254,334,304	272,988,756

TOTAL ASSETS	10,062,985	269,593,405	280,428,449	315,598,494	376,616,644	463,780,061

Accounts Payable	110,986	596,667	501,583	574,321	657,969	754,164
Short-term Debt	5,837,295	5,837,295	5,837,295	5,837,295	5,837,295	5,837,295
Accrued Expenses	12,924	89,500	75,238	86,148	98,695	113,125
Accruals & Deferred Income	180,388	—	—	—	—	—
Total Current Liabilities	6,141,594	6,523,462	6,414,116	6,497,764	6,593,960	6,704,584

Long-term Debt	4,887,584	4,887,584	4,887,584	4,887,584	4,887,584	4,887,584
Total long-term liabilities	4,887,584	4,887,584	4,887,584	4,887,584	4,887,584	4,887,584

Share Capital	2,906	278,840,904	278,840,904	278,840,904	278,840,904	278,840,904
Retained Earnings (Accum. Deficit)	(969,099)	(20,658,545)	(9,714,154)	25,372,242	86,294,197	173,346,990
Total Shareholders Equity	(966,193)	258,182,359	269,126,750	304,213,146	365,135,100	452,187,894

TOTAL LIABILITIES & SHAREHOLDERS EQUITY	10,062,985	269,593,405	280,428,450	315,598,494	376,616,644	463,780,062

Exhibit B-2

Nightingale Technologies

Common Sized Balance Sheets

	History Dec-00	Projected Fiscal Year Dec-01	Projected Fiscal Year Dec-02	Projected Fiscal Year Dec-03	Projected Fiscal Year Dec-04	Projected Fiscal Year Dec-05

Cash	7.05%	14.29%	14.83%	18.23%	24.68%	31.88%
Prepayments	0.86%	0.03%	0.03%	0.03%	0.03%	0.02%
Accounts Receivable	0.36%	0.09%	2.05%	5.38%	7.60%	9.12%
Total current assets	8.26%	14.42%	16.91%	23.63%	32.31%	41.02%

Furniture and Office Equipment	0.32%	0.00%	0.00%	0.00%	0.00%	0.00%
Motor Vehicles	0.40%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	0.73%	0.22%	0.31%	0.36%	0.35%	0.33%
Accumulated Depreciation	-0.07%	-0.05%	-0.11%	-0.18%	-0.19%	-0.21%
Total net fixed assets	0.66%	0.18%	0.20%	0.19%	0.16%	0.12%

Other Assets	91.08%	85.40%	82.88%	76.18%	67.53%	58.86%

TOTAL ASSETS	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Accounts Payable	1.10%	0.22%	0.18%	0.18%	0.17%	0.16%
Short-term Debt	58.01%	2.17%	2.08%	1.85%	1.55%	1.26%
Accrued Expenses	0.13%	0.03%	0.03%	0.03%	0.03%	0.02%
Accruals & Deferred Income	1.79%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Current Liabilities	61.03%	2.42%	2.29%	2.06%	1.75%	1.45%

Long-term Debt	48.57%	1.81%	1.74%	1.55%	1.30%	1.05%
Total long-term liabilities	48.57%	1.81%	1.74%	1.55%	1.30%	1.05%

Share Capital	0.03%	103.43%	99.43%	88.35%	74.04%	60.12%
Retained Earnings (Accum. Deficit)	-9.63%	-7.66%	-3.46%	8.04%	22.91%	37.38%
Total Shareholders Equity	-9.60%	95.77%	95.97%	96.39%	96.95%	97.50%

TOTAL LIABILITIES & SHAREHOLDERS EQUITY	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Exhibit B-3

Nightingale Technologies

Balance Sheet Items as % of Sales

	History Dec-00	Projected Fiscal Year Dec-01	Projected Fiscal Year Dec-02	Projected Fiscal Year Dec-03	Projected Fiscal Year Dec-04	Projected Fiscal Year Dec-05

Cash	N/A	2.00%	2.00%	2.00%	2.00%	2.00%
Prepayments	N/A	11.78	0.20%	0.06%	0.03%	0.03%
Accounts Receivable	N/A	33.33%	15.44%	11.61%	10.09%	9.81%
Total current assets	N/A	5118.17%	127.26%	51.02%	42.88%	44.11%

Furniture and Office Equipment	N/A	0.00%	0.00%	0.00%	0.00%	0.00%
Motor Vehicles	N/A	0.00%	0.00%	0.00%	0.00%	0.00%
Total	N/A	79.71%	2.36%	0.79%	0.46%	0.36%
Accumulated Depreciation	N/A	-16.20%	-0.83%	-0.38%	-0.25%	-0.23%
Total net fixed assets	N/A	63.52%	63.52%	63.52%	63.52%	63.52%

Other Assets	N/A	30314.48%	623.68%	164.46%	89.62%	63.30%

TOTAL ASSETS	N/A	35496.17%	752.47%	215.88%	132.71%	107.54%

Accounts Payable	N/A	78.56%	1.35%	0.39%	0.23%	0.17%
Short-term Debt	N/A	768.57%	15.66%	3.99%	2.06%	1.35%
Accrued Expenses	N/A	11.78%	0.20%	0.06%	0.03%	0.03%
Accruals & Deferred Income	N/A	0.00%	0.00%	0.00%	0.00%	0.00%
Total Current Liabilities	N/A	858.92%	17.21%	4.44%	2.32%	1.55%

Long-term Debt	N/A	643.53%	13.11%	3.34%	1.72%	1.13%
Total long-term liabilities	N/A	643.53%	13.11%	3.34%	1.72%	1.13%

Share Capital	N/A	36713.75%	748.21%	190.74%	98.26%	64.66%
Retained Earnings (Accum. Deficit)	N/A	-2720.02%	-26.07%	17.36%	30.41%	40.20%
Total Shareholders Equity	N/A	33993.73%	722.14%	208.09%	128.67%	104.86%

TOTAL LIABILITIES & SHAREHOLDERS EQUITY	N/A	35496.17%	752.47%	215.88%	132.71%	107.54%

Exhibit C

Nightingale Technologies
Comparative Cash Flow Statements

£/$ 1.453	History Dec-00	Projected Fiscal Year Dec-01	Projected Fiscal Year Dec-02	Projected Fiscal Year Dec-03	Projected Fiscal Year Dec-04	Projected Fiscal Year Dec-05

Net Income (loss)	(1,264,504)	(6,836,902)	11,651,514	41,826,249	72,687,127	103,787,082

Adjustments to reconcile net income (loss) to net cash provided from operating activities

Depreciation	481,504	125,477	413,530	1,760,234	4,811,657	9,701,317

(Incr.)/decr. in Prepayments	—	(3,337)	14,263	(10,911)	(12,547)	(14,429)
(Incr.)/decr. in Accounts Receivable	(122,274)	(217,041)	(5,501,351)	(11,223,095)	(11,648,477)	(13,668,551)
(Decr.)/incr. in Accounts Payable	124,784	485,681	(95,083)	72,737	83,648	96,195
(Decr.)/incr. in Short-term Debt	—	—	—	—	—	—
(Decr.)/incr. in Accrued Expenses	—	76,576	(14,263)	10,911	12,547	14,429
(Decr.)/incr. in Accruals & Deferred Income	—	(180,388)	—	—	—	—
Net Cash Provided By (Used) In Operating Activities	(780,491)	(6,549,935)	6,468,609	32,436,126	65,933,956	99,916,043

Capital expenditures, net proceeds on disposals	(32,428)	(272,356)	(272,356)	(272,356)	(274,442)	(283,097)
Capitalized R & D Expenses	—	(49,368)	(128,993)	(394,548)	(776,732)	(1,122,131)
Net Cash Provided By (Used) In Investing Activities	(32,428)	(321,724)	(401,349)	(666,904)	(1,051,174)	(1,405,228)

Issuance of Share Capital	—	—	—	—	—	—
Long-term Debt	—	—	—	—	—	—
Additional Paid-in Capital/(Shareholder Distributions)	—	6,871,659	(3,000,535)	(15,847,761)	(29,434,397)	(43,643,401)
Net Cash Provided By (Used) In Financing Activities	—	6,871,659	(3,000,535)	(15,847,761)	(29,434,397)	(43,643,401)

NET INCREASE (DECREASE) IN CASH	(812,919)	—	3,066,725	15,921,460	35,448,385	54,867,414

Beginning Cash	39,342,721	38,529,802	38,529,802	41,596,528	57,517,988	92,966,372
Ending Cash	38,529,802	38,529,802	41,596,528	57,517,988	92,966,372	147,833,787

Exhibit D

Nightingale Technologies
Comparative Financial Ratios

	History Dec-00	Projected Fiscal Year Dec-01	Projected Fiscal Year Dec-02	Projected Fiscal Year Dec-03	Projected Fiscal Year Dec-04	Projected Fiscal Year Dec-05

Liquidity & Efficiency Ratios
Current Ratio	0.14	5.96	7.39	11.48	18.45	28.37
Quick Ratio	0.12	5.95	7.38	11.46	18.44	28.36
Days’ Receivable	N/A	121.67	56.36	42.39	36.82	35.80
Days’ Payable	N/A	966.96	28.02	7.53	3.82	2.29
Working Capital	(5,309,932)	32,349,007	41,012,167	68,083,985	115,097,198	183,536,968
Sales/Working Capital	N/A	0.02	0.91	2.15	2.47	2.35
Working Capital as % Sales	N/A	4259.25%	110.05%	46.57%	40.56%	42.56%

Coverage Ratios
EBIT/Interest	N/A	N/A	N/A	N/A	N/A	N/A
EBITA/Current Portion LTD	N/A	N/A	N/A	N/A	N/A	N/A

Leverage Ratios
Net Fixed Assets/Net Worth	(0.07)	0.00	0.00	0.00	0.00	0.00
Total Liabilities (Debt)/Net Worth	(11.42)	0.04	0.04	0.04	0.03	0.03

Profitability Ratios
% Profit Before Taxes/Total Assets	N/A	-2.5%	5.3%	22.1%	32.2%	37.3%
% Profit Before Taxes/Tangible Net W	N/A	-2.6%	5.5%	22.9%	33.2%	38.3%

Other Ratios
Sales/Net Fixed Assets	N/A	1.57	65.40	245.51	480.03	784.44
Sales/Total Assets	N/A	0.00	0.13	0.46	0.75	0.93

% Depreciation & Amortization/Sales	N/A	16.5%	1.1%	1.2%	1.7%	2.2%

Exhibit E

Nightingale Technologies
Discounted Cash Flow Value
As of December 29, 2000

WACC Rate:	27.0%
LT Growth Rate:	3.0%

	Fiscal Year Dec-01	Fiscal Year Dec-02	Fiscal Year Dec-03	Fiscal Year Dec-04	Fiscal Year Dec-05	Horizon (1)

Project cash flow (see Exhibit L for details)	(6,871,659)	3,000,535	15,847,761	29,434,397	43,643,401	187,607,350

Times: discount factor	0.894	0.704	0.555	0.437	0.344	0.303

Discounted cash flow	(6,142,037)	2,112,414	8,787,750	12,855,660	15,013,685	56,871,831

Sum of Discounted Cash Flows:	89,499,303
Times: Tax Amortization Benefit	1,159
Market Value of Invested Capital	103,724,879
Less: Net Debt Outstanding	(10,724,879)
Add: Cash Outstanding	—
	93,000,000
Times: Premium for Control	—	@ 0.0%
	93,000,000

Equity Value of Nightingale Technologies:	93,000,000

(1)     Gorden Growth Model : V= E*(r-g)/(r-g)

Exhibit F

HTTP TECHNOLOGIES
NIGHTINGALE WACC CALCULATION
AS OF DECEMBER 29, 2000
SUMMARY

The weight Average Cost of Capital is calculated as:

WACC = Rd (1 - t) D% + ( Re * E% )

Where:	Rd	=	Cost of interest bearing debt capital
	t	=	Marginal tax rate
	D%	=	Percentage of debt included in capital structure
	Re	=	Cost of equity capital
	E%	=	Percentage of equity included in capital structure

The cost of equity capital was estimated using the methods described on pages two, three, and four of this exhibit. The WACC is estimated as a weighted average of the two methods. The weights are based upon the applicability of each method to the entity being valued:

Method	Indicated WACC

Size Premium Approach (see page 2)	20.74%
Build-up Approach (see page 4)	24.98%

1

HTTP TECHNOLOGIES

NIGHTINGALE WACC CALCULATION

AS OF DECEMBER 29, 2000

SIZE PREMIUM APPROACH

The size premium approach is based upon the premium over the risk free rate portfolios of certain sizes have historically returned. PricewaterhouseCoopers, in conjunction with the University of Chicago’s Center for Research in Securities Prices, studied the effect of market size on equity risk premiums within 25 portfolios grouped by size. Recognizing that market capitalization may be an imperfect measure of the size of a company, eight alternative measures of size are used in conducting historical rate of return research.

The unadjusted (for industry risk) equity risk premium would be as follows:

Equity Risk Premium (unadjusted)	=	15.15%

This adjusted equity risk premium is estimated by applying the ratio of the relative betas of the industry and the size portfolios used to estimate the equity risk premium

Re	=	Rf	+	ERP

Where:		Rf	=	5.59%

Re	=	5.59%	+	15.15%

Re	=	20.74%

Calculation of WARR

WACC	= (	D%	x	Rd(1-t) + (	E%	x	Re	)

Where:	D%=	0.0%	See Page 2
	E%=	100.0%	See Page 2
	Rd=	15.00%	See Page 2
	t=	40.00%	See Page 2

WACC	= (	0.00%	x	9.00% ) + (	100.00%	x	20.74% )

WACC	=	20.74%

2

HTTP TECHNOLOGIES

NIGHTINGALE WACC CALCULATION

AS OF DECEMBER 29, 2000

SIZE PREMIUM APPROACH DETAIL

Measures of Size	Values	Indicated Premium
(in $ millions)
MV of Equity		N/A

BV of Equity		N/A

5-Year Net Income		N/A

MVIC		N/A

Total Assets	10	14.6%

5-Year EBITDA Average		N/A

Sales	1	15.7%

# of Employees		N/A

Average		15.2%

3

HTTP TECHNOLOGIES

NIGHTINGALE WACC CALCULATION

AS OF DECEMBER 29, 2000

BUILD-UP SUMMARY

Risk-free Rate (20 years)	5.59%

Equity Risk Premium	7.00%

Small Stock Premium	5.40%	Mico-cap premium

Industry Premium	4.99%	Ibbotsons Industry Premium (2001)

Co Specific Risk	2.00%

Build-up Equity Rate of Return	24.98%

Debt Rate of Return (After-tax)	9.00%

Debt/Total Captal	0.0%

WACC	25.0%

4

Exhibit G

Nightingale Technologies

Amortization Tax Benefit Calculation

As of March 15, 2001

Assumptions	WACC	20.0%
	Tax rate	40.0%
	Tax life	15.0

Cash Flow Factor Calculations

Period	Beginning Disc. Factor	End Disc. Factor	Mid Year Disc. Factor
0.0000	1.0000	1.0000	1.0000
1.0000	1.0000	0.8333	0.9167
2.0000	0.8333	0.6944	0.7639
3.0000	0.6944	0.5787	0.6366
4.0000	0.5787	0.4823	0.5305
5.0000	0.4823	0.4019	0.4421
6.0000	0.4019	0.3349	0.3684
7.0000	0.3349	0.2791	0.3070
8.0000	0.2791	0.2326	0.2558
9.0000	0.2326	0.1938	0.2132
10.0000	0.1938	0.1615	0.1777
11.0000	0.1615	0.1346	0.1480
12.0000	0.1346	0.1122	0.1234
13.0000	0.1122	0.0935	0.1028
14.0000	0.0935	0.0779	0.0857
15.0000	0.0779	0.0649	0.0714

PVAF:	5.1430

Cash Flow Factor:	1.1589

Exhibit H-1

Nightingale Technologies

Summary of Values

As of December 29, 2000

Item	Value	% Company Equity Value	Useful Life	Discount Rate	Rate Rent Factor	Valuation Approach

Current assets, net liabilities	$527,363	0.6%	—	—	3.60%	Market
Net fixed assets	$66,158	0.1%	5.0	—	6.00%	Market
Debt assumed*	$(10,724,879)	-11.5%	—	—	—
Net tangible assets	$(10,131,358)	-10.9%	—	—	—	—

Technology	$22,470,000	24.2%	5.0	22.0%	—	Income
Workforce in place	$180,000	0.2%	3.0	—	12.00%	Cost
Covenant Not to Compete	$500,000	0.5%	2.0	27.0%	—	Income
Goodwill	$79,981,358	86.0%	5.0	27.1%	—	Remainder

Company equity value	$93,000,000	100.0%	—	27.0%	—	Income

*            Debt includes both short-term and long-term debt

Exhibit H-2

Nightingale Technologies

Asset Value Summary & Restated Balance Sheet

As of December 29, 2000

	Book Value as of 12/29/00	Adjustments to Market, as of 12/29/2000	Market Value as of 3/30/01

Cash	709,373	—	709,373
Prepayments	86,163		86,163
Accounts Receivable	36,126	—	36,126

Total current assets	831,662	—	831,662

Total net fixed assets	66,158	—	66,158

Workforce in place	—	180,000	180,000
Technology	9,165,165	13,304,835	22,470,000
Covenant Not to Compete	—	500,000	500,000
Goodwill	—	79,981,358	79,981,358

Intangible assets	9,165,165	93,966,193	103,131,358

TOTAL ASSETS	10,062,985	93,966,193	104,029,178

Accounts Payable	110,986	—	110,986
Short-term Debt	5,837,295	—	5,837,295
Accrued Expenses	12,924	—	12,924
Accruals & Deferred Income	180,388	—	180,388
Total Current Liabilities	6,141,594	—	6,141,594

Long-term Debt	4,887,584	—	4,887,584
Total long-term liabilities	4,887,584	—	4,887,584

Total Shareholders Equity	(966,193)	93,966,193	93,000,000

TOTAL LIABILITIES & SHAREHOLDERS EQUITY	10,062,985	93,966,193	104,029,178

Exhibit I

Nightingale Technologies
Value of Technology
As of December 29, 2000

Assumptions Year	Pre-2001	2001	2002	2003	2004	2005
Investment ($M)	$10,000,000	$225,225	$6,534,239	$27,829,743	$62,936,301	$120,309,242
Cum Investment ($M)	$10,000,000	$10,225,225	$16,759,464	$44,589,207	$107,525,508	$227,834,750
Remaining Investment ($M)	$10,000,000	$9,000,000	$8,100,000	$7,290,000	$6,561,000	$5,904,900
Revenue Applicable Factor	100.0%	88.0%	48.3%	16.3%	6.1%	2.6%

Operating Costs:	Sales & Marketing	23.0%		WACC:	22.0%
Based on ‘03 costs	General & Admin	5.0%		Terminal Growth	-10.0%
	Royalties	5.0%		Investment Obsolesence	10.0%
	Total	33.0%

		Projected Fiscal Year Dec-01	Projected Fiscal Year Dec-02	Projected Fiscal Year Dec-03	Projected Fiscal Year Dec-04	Projected Fiscal Year Dec-05	Horizon (1)

Total Revenue		759,500	37,267,758	146,191,638	283,783,947	431,249,901
Times: Revenue Applicable Factor		88.0%	48.3%	16.3%	6.1%	2.6%

Net Revenues		668,494	18,011,843	23,901,233	17,315,951	11,176,906

Less: Operating Costs		(220,603)	(5,943,908)	(7,887,407)	(5,714,264)	(3,688,379)
	@ 33.0%
EBITA		447,891	12,067,935	16,013,826	11,601,687	7,488,527

Less: Provision for Taxes		(179,156)	(4,827,174)	(6,405,531)	(4,640,675)	(2,995,411)
	@40.00%
Net Profit		268,735	7,240,761	9,608,296	6,961,012	4,493,116
Less after tax cost of:
Fixed assets, @ 2.1% sales		(13,824)	(372,466)	(494,253)	(358,076)	(231,127)
Working capital, @ 0.36% sales		(2,407)	(64,843)	(86,044)	(62,337)	(40,237)
Workforce, @ $49,900/year		(49,934)	(49,934)	(49,934)	(49,934)	(49,934)
Covenant, @ $149,000/year		(149,158)	(149,158)	(149,158)	(149,158)	(149,158)

Net Cash Flow		53,413	6,604,361	8,828,907	6,341,508	4,022,661	11,313,734

Times: Present Value Factor		0.9098	0.7458	0.6113	0.5011	0.4107	0.3700
		48,597	4,925,316	5,396,975	3,177,431	1,652,104	4,186,073

			Value of Technology			19,386,496
			Times: Tax Amortization Benefit			1,159
						22,467,907

			Value of Technology:			$22,470,000

(1) Gorden Growth Model : V = E*(r-g)/(r-g)

Exhibit J

Nightingale Technologies
Value of Workforce in Place
As of December 29, 2000

Employee Category	Annual Salary & Bonus					Total Replacement Costs
		Recruitment Costs		Training Costs*
		% Salaries	US $	% Salaries	US $

Management	$215,000	25.0%	53,750	25.0%	53,750	107,500

Information Technology	$300,000	20.0%	60,000	25.0%	75,000	135,000

Admin	$66,758	5.0%	3,338	25.0%	16,690	20,027

Totals:	581,758		117,088		145,440	262,527

Employee Replacement Costs	262,527
Less: Value of Tax Shield	(105,011)	@ 40.0%

	157,516

Times: Tax Amortization Benefit	1.1589

Workforce Value	182,553

Value of Workforce in Place:	$180,000

* Includes direct costs to train, as well as indirect costs, due to less than 100% employee productivity during training period

Exhibit K

Nightingale Technologies

Value of Covanent Not to Compete

As of December 29, 2003

Assumptions:
Proabability of Competition	50%
Discount rate	27%

	Year 1	Year 2	Year 3	Thereafter
Impact of Competition (% of Revs)	2.5%	4.0%	5.0%	5.0%
Duration of Non-compete	2 years

	Projected Fiscal Year Dec-01	Projected Fiscal Year Dec-02	Projected Fiscal Year Dec-03	Projected Fiscal Year Dec-04	Projected Fiscal Year Dec-05	Projected Fiscal Year Jan-06

Revenue	$759,500	$37,267,758	$146,191,638	$283,783,947	$431,249,901	$444,187,398

Revenues Lost w/o Non-Compete	$—	$931,694	$5,847,666	$14,189,197	$21,562,495	$22,209,370
Revenues Lost w Non-Compete	$—	$—	$—	$7,094,599	$17,249,996	$22,209,370
Net Sales Lost	$—	$931,694	$5,847,666	$7,094,599	$4,312,499	$—

Free Cash Flow Margin	-905%	8%	11%	10%	10%	10%
Net Free Cash Flow Lost	$—	$74,536	$643,243	$709,460	$431,250	$—

Partial Period	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid-Point of Cash Flow	0.5000	1.5000	2.5000	3.5000	4.5000	5.5000
Discount Factor	0.8875	0.6990	0.5506	0.4337	0.3416	0.2690

Discounted Cash Flow	$0	$52,102	$354,159	$307,667	$147,303	$0

Sum of Cash Flows	$861,232
Proabability of Competition	50%
Value of Non-compete	$430,616
Times: Tax Authorization Benefit	1,159
Value of Non-compete w Tax Benefit	$499,061

Value of Covanent Not to Compete:	$50,000

Exhibit L

Nightingale Technologies

Cash Flow Summary & Reconciliation of Values

	Fiscal Year Dec-01	Fiscal Year Dec-02	Fiscal Year Dec-03	Fiscal Year Dec-04	Fiscal Year Dec-05	Horizon Value

CFs attributable to company	(6,871,659)	3,000,535	15,847,761	29,434,397	43,643,401	44,952,703
Less charges/cash flows for:
Current assets, net liabilities	18,985	18,985	18,985	18,985	18,985
Net fixed assets	16,457	63,138	104,881	142,397	171,140
Workforce in place	49,934	49,934	49,934	49,934	49,934
Technology	53,413	6,604,361	8,828,907	6,341,508	4,022,661	3,620,395
Covenant Not to Compete	—	74,536	643,243	709,460	431,250

Residual/goodwill cash flows	(7,010,448)	(3,810,418)	6,201,811	22,172,114	38,949,431	171,640,772

GW CFs, Discounted @ 27.08%	(6,431,394)	(2,770,206)	3,431,073	9,652,479	13,342,994	51,787,194

Sum of discounted goodwill cash flows	69,012,139
Times: Tax Amortization Benefit	1,159
	79,981,358
Times: Control Premium	—	@ 0.0%
	79,981,358

Sum of Discounted Goodwill Cash Flows:	$79,981,358